Exhibit 99.B(d)(2)(H)(iii)

May 3, 2009

Bill Wendel

J.P. Morgan Investment Management Inc.

522 Fifth Avenue - 13th Floor
New York, NY  10036

Dear Mr. Wendel:

On Friday, March 27, 2009, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING JPMorgan Value Opportunities Portfolio (the “Fund”), with and into ING Russell™ Large Cap Value Index Portfolio.  As Management also wished to transition the Fund’s portfolio prior to the merger, the Board also voted to replace J.P. Morgan Investment Management Inc. as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement with J.P. Morgan Investment Management Inc. (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective on or about July 3, 2009, and no earlier than June 30, 2009.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Very truly yours,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust